UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  November 30, 2006                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the nine months ended September 30, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2006             2005
                                                        $                $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                            3,391,426          996,234
Amounts receivable                                      84,066          100,837
Prepaids                                                11,876            3,948
                                                  ------------     ------------
                                                     3,487,368        1,101,019
PROPERTY AND EQUIPMENT (Note 3)                        256,156          161,037

MINERAL RESOURCE INTERESTS (Note 4)                  1,832,777          889,870
                                                  ------------     ------------
                                                     5,576,301        2,151,926
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                57,517           46,769
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                              11,798,161        8,114,653

CONTRIBUTED SURPLUS (Note 7)                         1,385,723          800,068

DEFICIT                                             (7,665,100)      (6,809,564)
                                                  ------------     ------------
                                                     5,528,784        2,105,157
                                                  ------------     ------------
                                                     5,576,301        2,151,926
                                                  ============     ============

NATURE OF OPERATIONS (Note 1)




APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE     , Director
-------------------------

/s/ NICK DEMARE          , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     SEPTEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2006             2005             2006             2005
                                                        $                $                $                $

EXPENSES

Accounting and administration                            3,600            2,350           22,400           19,495
Amortization                                             4,585            2,506           12,474            7,518
Audit                                                        -            3,083            3,537           14,576
Consulting                                               9,052           14,816           37,620           26,888
Corporate development                                        -                -            4,520            4,140
General exploration                                     (2,795)              11           85,852           41,922
Investment conferences                                   2,502            2,445           13,297            6,243
Investor relations                                       9,000            9,000           27,000           26,750
Legal                                                      342                -            9,424            7,109
Management fees                                          8,068           12,290           34,428           40,225
Office                                                   4,617            3,754           13,648           16,762
Regulatory                                                 925              912            7,354            7,092
Rent                                                     1,350            1,350            4,050            4,050
Salaries and benefits                                    2,248            4,806           15,358           23,325
Shareholder costs                                        1,842            1,450            9,252            7,045
Stock-based compensation                               109,630           68,928          408,316          115,800
Transfer agent                                             863            1,223            7,213            5,433
Travel and related                                      11,312           16,765           36,006           55,885
                                                  ------------     ------------     ------------     ------------
                                                       167,141          145,689          751,749          430,258
                                                  ------------     ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                               (167,141)        (145,689)        (751,749)        (430,258)
                                                  ------------     ------------     ------------     ------------
OTHER ITEMS

Interest and other income                               32,233           13,231           59,344           31,041
Write-off of mineral resource interests                      -                -         (124,755)      (2,903,371)
Foreign exchange                                        (3,962)          (6,205)         (38,376)           9,793
                                                  ------------     ------------     ------------     ------------
                                                        28,271            7,026         (103,787)      (2,862,537)
                                                  ------------     ------------     ------------     ------------
NET LOSS FOR THE PERIOD                               (138,870)        (138,663)        (855,536)      (3,292,795)

DEFICIT - BEGINNING OF PERIOD                       (7,526,230)      (6,494,128)      (6,809,564)      (3,339,996)
                                                  ------------     ------------     ------------     ------------
DEFICIT - END OF PERIOD                             (7,665,100)      (6,632,791)      (7.665.100)      (6,632,791)
                                                  ============     ============     ============     ============

LOSS PER COMMON SHARE -
         BASIC AND DILUTED                              $(0.01)          ($0.01)          $(0.04)          ($0.18)
                                                  ============     ============     ============     ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                       25,347,597       18,523,489       22,178,571       18,425,600
                                                  ============     ============     ============     ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     SEPTEMBER 30,
                                                  -----------------------------     -----------------------------
                                                      2006             2005             2006             2005
                                                        $                $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (138,870)        (138,663)        (855,536)      (3,292,795)
Adjustment for items not involving cash
    Amortization                                         4,585            2,506           12,474            7,518
    Stock-based compensation                           109,630           68,928          408,316          115,800
    Write-off of mineral resource interests                  -                -          124,755        2,903,371
                                                  ------------     ------------     ------------     ------------
                                                       (24,655)         (67,229)        (309,991)        (266,106)
Decrease (increase) in amounts receivable               (5,629)         (18,180)          16,771          (35,496)
Decrease (increase) in prepaids                          8,295            7,720           (7,928)           1,074
Increase (decrease) in accounts payable
    and accrued liabilities                            (24,919)          (7,008)          10,748          (16,659)
                                                  ------------     ------------     ------------     ------------
                                                       (46,908)         (84,697)        (290,400)        (317,187)
                                                  ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests            (343,216)        (283,109)      (1,058,924)        (752,245)
Purchases of property and equipment                    (57,450)          (6,069)        (107,593)          (6,069)
                                                  ------------     ------------     ------------     ------------
                                                      (400,666)        (289,178)      (1,166,517)        (758,314)
                                                  ------------     ------------     ------------     ------------
FINANCING ACTIVITY

Issuance of common shares                                    -           39,330        4,127,960           39,330
Share issue costs                                       (5,000)               -         (275,851)               -
                                                  ------------     ------------     ------------     ------------
                                                        (5,000)          39,330        3,852,109           39,330
                                                  ------------     ------------     ------------     ------------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS - DURING
       THE PERIOD                                     (452,574)        (334,545)       2,395,192       (1,036,171)

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                            3,844,000        1,516,675          996,234        2,218,301
                                                  ------------     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                  3,391,426        1,182,130        3,391,426        1,182,130
                                                  ============     ============     ============     ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                               391,260          432,130          391,260          432,130
    Short-term investments                           3,000,166          750,000        3,000,166          750,000
                                                  ------------     ------------     ------------     ------------
                                                     3,391,426        1,182,130        3,391,426        1,182,130
                                                  ============     ============     ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION - Note 10


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                 --------------------------------------------------------------------------------     ------------
                                                                                                                       YEAR ENDED
                                                                                                                      DECEMBER 31,
                                                       NINE MONTHS ENDED SEPTEMBER 30, 2006                               2005
                                 --------------------------------------------------------------------------------     ------------
                                                     MEXICO                            SWEDEN
                                -----------------------------------------------     ------------
                                      SAN              LA                            BERGSLAGEN
                                     JORGE            TRINI            OTHER          DISTRICT           TOTAL            TOTAL
                                       $                $                $                $                $                $

BALANCE, BEGINNING OF PERIOD          124,755          728,256                -           36,859          889,870        2,954,918
                                 ------------     ------------     ------------     ------------     ------------     ------------
COSTS INCURRED DURING PERIOD

     EXPLORATION

     Airborne survey                        -                -                -           33,679           33,679                -
     Amortization                           -                -                -                -                -            4,951
     Assays                                 -            3,084            7,545                -           10,629           39,127
     Assay preparation                      -           11,467                -                -           11,467                -
     Camp costs                             -           17,353                -                -           17,353            4,077
     Consulting                             -           78,324                -           17,299           95,623                -
     Database                               -                -                -            4,145            4,145                -
     Drilling                               -                -                -                -                -           86,974
     Environmental                          -                -                -                -                -            7,460
     Equipment rental                       -                -                -                -                -           22,941
     Exploration office costs               -           77,403                -           24,038          101,441          133,464
     Fuel                                   -                -                -            1,279            1,279                -
     Geological                             -           12,782           10,054                -           22,836          304,586
     Geophysical                            -                -                -                -                -           19,486
     Legal                                  -                -                -                -                -           18,092
     Maps                                   -                -                -            2,821            2,821                -
     Mine rights                            -           56,601                -                -           56,601                -
     Salaries and benefits                  -           69,722                -           97,601          167,323                -
     Supplies                               -                -                -                -                -            7,188
     Topography                             -                -                -                -                -              897
     Travel                                 -                -            1,523           31,466           32,989           14,192
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                            -          326,736           19,122          212,328          558,186          663,435
                                 ------------     ------------     ------------     ------------     ------------     ------------
     ACQUISITION

     Staking and related costs              -                -                -           45,250           45,250           36,859
     Geological fees                        -                -                -          220,163          220,163                -
     Cash payments                          -          235,325                -                -          235,325          156,126
     Issuance of shares                     -            8,738                -                -            8,738            4,562
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                            -          244,063                -          265,413          509,476          197,547
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                            -          570,799           19,122          477,741        1,067,662          860,982
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE BEFORE WRITE-OFFS             124,755        1,299,055           19,122          514,600        1,957,532        3,815,900

WRITE-OFFS                           (124,755)               -                -                -         (124,755)      (2,926,030)
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE, END OF PERIOD                      -        1,299,055           19,122          514,600        1,832,777          889,870
                                 ============     ============     ============     ============     ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties. The Company's significant mineral interests are located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY AND EQUIPMENT

                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2006             2005
                                                        $                $

         Condominium                                   132,840          132,840
         Office furniture and equipment                 27,507           21,899
         Vehicles                                      136,397           34,412
                                                  ------------     ------------
                                                       296,744          189,151
         Less accumulated amortization                 (40,588)         (28,114)
                                                  ------------     ------------
                                                       256,156          161,037
                                                  ============     ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS


                                 ----------------------------------------------     ----------------------------------------------
                                               SEPTEMBER 30, 2006                                  DECEMBER 31, 2005
                                 ----------------------------------------------     ----------------------------------------------
                                  ACQUISITION      EXPLORATION                       ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL            COSTS        EXPENDITURES         TOTAL
                                       $                $                $                $                $                $

         Mexico
            La Trini (a)              372,225          926,830        1,299,055          128,162          600,094          728,256
            San Jorge (b)                   -                -                -          124,755                -          124,755
            Other                           -           19,122           19,122                -                -                -
         Sweden
            Bergslagen (c)            302,272          212,328          514,600           36,859                -           36,859
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      674,497        1,158,280        1,832,777          289,776          600,094          889,870
                                 ============     ============     ============     ============     ============     ============

         a)       La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project totals 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make option payments totalling US $500,000, as follows:

                             OPTION             DUE DATE
                             PAYMENT
                              US $
                             100,000            March 23, 2005 (paid)
                             200,000            March 23, 2006 (paid)
                             200,000            March 23, 2007
                          ----------
                             500,000
                          ==========

                  The Company has also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. During the nine months ended September 30, 2006, the Company issued 17,832 common shares, at a fair value of $8,738.

                  The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         b)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $66,000. During the nine months ended September 30, 2006, the Company wrote-off the $124,755 of acquisition costs on the San Jorge concessions to reflect the Company's abandonment and relinquishment.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS (continued)

         c)       Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at September 30, 2006, the Company has staked 18 exploration projects covering approximately 12,375 hectares, located in the Bergslagen District in south-central Sweden.


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

                                                  -----------------------------     -----------------------------
         Issued or allotted:                            SEPTEMBER 30, 2006                DECEMBER 31, 2005
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of period               18,551,370        8,114,653       18,371,060        8,070,761
                                                  ------------     ------------     ------------     ------------
         Issued during the period

         For cash
              - private placement                    6,658,000        4,127,960                -                -
              - exercise of options                          -                -          171,000           39,330
         For finders' fees                             120,395           74,645                -                -
         For mineral properties (Note 4(a))             17,832            8,738            9,310            4,562
                                                  ------------     ------------     ------------     ------------
                                                     6,796,227        4,211,343          180,310           43,892
         Less share issue costs                              -         (471,305)               -                -
                                                  ------------     ------------     ------------     ------------
                                                     6,796,227        3,740,038          180,310           43,892
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                     25,347,597       11,854,691       18,551,370        8,114,653
                                                  ============     ============     ============     ============

         a) During the nine months ended September 30, 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit is comprised of one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 shares of the Company. The Company has also paid a total of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non-brokered portion of the private placement. The agent warrants, finders warrants and units have the same terms and conversion provisions as the private placement units and warrants.

                  The fair value of the agent and finders warrants has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 92%; a risk-free interest rate of 4.00% - 4.14%; and an expected life of two years. The value assigned to the agent and finders warrants was $177,339.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

         b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at September 30, 2006 and 2005 and the changes for the nine months ended September 30, 2006 and 2005 is as follows:

                                                  -----------------------------     -----------------------------
                                                               2006                              2005
                                                  -----------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                                     EXERCISE                          EXERCISE
                                                     NUMBER            PRICE           NUMBER            PRICE
                                                                         $                                 $

                  Balance, beginning of period               -           -             3,918,640          1.33
                      Issued                         3,804,998          0.80                   -           -
                      Expired                                -           -            (3,918,640)         1.33
                                                  ------------                      ------------
                  Balance, end of period             3,804,998          0.80                   -           -
                                                  ============                      ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at September 30, 2006:

                      NUMBER              EXERCISE PRICE         EXPIRY DATE
                                              $

                     2,142,998               0.80                April 28, 2008
                     1,662,000               0.80                May 17, 2008
                  ------------
                     3,804,998
                  ============


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the nine months ended September 30, 2006, the Company granted 1,108,400 (2005 - 1,151,600) stock options to the Company's employees, directors and consultants and recorded compensation expense of $393,916 (2005 - $115,800). The Company also recorded an additional $14,400 (2005 - $7,200) compensation expense for options which had vested during the nine months ended September 30, 2006.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended September 30, 2006 and 2005:

                                              2006                     2005

         Risk-free interest rate         3.79% - 4.16%            2.96% - 2.97%
         Estimated volatility              88% - 96%                76% - 79%
         Expected life                      3 years                 1.5 years
         Expected dividend yield               0%                       0

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.36 (2005 - $0.10) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at September 30, 2006 and 2005 and the changes for the nine months ended September 30, 2006 and 2005 is as follows:

                                                  -----------------------------     -----------------------------
                                                               2006                              2005
                                                  -----------------------------     -----------------------------
                                                                      WEIGHTED                          WEIGHTED
                                                                       AVERAGE                           AVERAGE
                                                     OPTIONS          EXERCISE         OPTIONS          EXERCISE
                                                   OUTSTANDING         PRICE         OUTSTANDING          PRICE
                                                                         $                                  $

         Balance, beginning of period                1,351,600          0.49           1,273,400           0.81
         Granted                                     1,108,400          0.56           1,151,600           0.47
         Exercised                                           -           -              (171,000)          0.23
         Cancelled / expired                          (200,000)         0.57            (803,000)          1.02
                                                  ------------                      ------------
         Balance, end of period                      2,260,000          0.51           1,451,000           0.49
                                                  ============                      ============

         The following table summarizes information about the stock options outstanding and exercisable at September 30, 2006:

                      NUMBER
                   OUTSTANDING
                       AND               EXERCISE
                   EXERCISABLE            PRICE             EXPIRY DATE
                                            $

                       980,600             0.50             April 8, 2008
                       171,000             0.30             July 20, 2008
                       548,000             0.50             January 16, 2009
                       120,000             0.61             April 28, 2009
                       365,400             0.62             May 19, 2009
                        75,000             0.62             September 20, 2009
                  ------------
                     2,260,000
                  ============


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the nine months ended September 30, 2006 and 2005 is comprised of the following:
                                                      2006             2005
                                                        $                $

         Balance, beginning of period                  800,068          658,984
              Stock-based compensation on
                  options (Note 6)                     408,316          115,800
              Stock-based compensation on agent
                  and finders warrants (Note 5(a))     177,339                -
                                                  ------------     ------------
         Balance, end of period                      1,385,723          774,784
                                                  ============     ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       RELATED PARTY TRANSACTIONS

         During the nine months ended September 30, 2006, the Company:

         i)       incurred   $26,450  (2005  -  $25,195)  for  office  rent  and
                  accounting, management and administration services provided by private corporations owned by a director of the Company;

         ii) incurred $67,000 (2005 - $58,000) for management services provided by the President of the Company. Of this amount, $32,572 (2005 - $17,775) has been capitalized as geological costs in mineral resource interests and $34,428 (2005 - $40,225) expensed as management fees; and

         iii) received $5,011 (2005 - $5,485) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $18,000 (2005 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                  --------------------------------------------------------------------------------
                                                                                 SEPTEMBER 30, 2006
                                                  --------------------------------------------------------------------------------
                                                     CANADA           MEXICO            PERU            SWEDEN            TOTAL
                                                        $                $                $                $                $

         Current assets                              3,369,218           76,246                -           41,904        3,487,368
         Property and equipment                         15,402           77,419          117,894           45,441          256,156
         Mineral resource interests                          -        1,318,177                -          514,600        1,832,777
                                                  ------------     ------------     ------------     ------------     ------------
                                                     3,384,620        1,471,842          117,894          601,945        5,576,301
                                                  ============     ============     ============     ============     ============


                                                  --------------------------------------------------------------------------------
                                                                                  DECEMBER 31, 2006
                                                  --------------------------------------------------------------------------------
                                                     CANADA           MEXICO            PERU            SWEDEN            TOTAL
                                                        $                $                $                $                $

         Current assets                              1,015,868           85,151                -                -        1,101,019
         Property and equipment                         11,826           26,334          122,877                -          161,037
         Mineral resource interests                          -          853,011                -           36,859          889,870
                                                  ------------     ------------     ------------     ------------     ------------
                                                     1,027,694          964,496          122,877           36,859        2,151,926
                                                  ============     ============     ============     ============     ============


                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company for the nine months ended September 30, 2006 and 2005 as follows:
                                                      2006             2005
                                                        $                $

         Investing activity
             Expenditures on mineral
                resource interests                      (8,738)          (4,562)
                                                  ============     ============

         Financing activities
             Shares issued for mineral
                resource interests                       8,738            4,562
             Share issue costs                         (74,645)               -
             Shares issued for non-cash
                consideration                           74,645                -
                                                  ------------     ------------
                                                         8,738            4,562
                                                  ============     ============

         Other supplementary cash flow information:
                                                      2006             2005
                                                        $                $

         Interest paid in cash                               -                -
                                                  ============     ============

         Income taxes paid in cash                           -                -
                                                  ============     ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at November 24, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

LA TRINI, MEXICO

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

Platforms for up to 24 new drill sites have also been constructed. Eleven holes are planned to further define the known resource at the main La Trini area, six holes will test the western grid extension, and the remaining seven holes will test geological, geochemical and geophysical targets north and east of the main La Trini zone. This program is expected to commence in December.

PHOENIX, MEXICO

During June 2006, the Company acquired, through staking, the 4,106 hectare Phoenix precious metal exploration property located in northern Sonora, Mexico. The property is underlain by Mesozoic age volcanic and sedimentary rocks covered by a gently dipping alluvial plain. Within this sequence occurs at least one horizon of intensely sheared and fractured rock (original composition uncertain) that can be traced for over 4 km strike length east-west. Within this zone occurs extensive hematite and ferruginous carbonate alteration, along with quartz, arsenopyrite, chalcopyrite and oxides. The mineralized horizon(s) range from a few metres to tens of metres in thickness.

Fifty-five rock samples were collected from various parts of the property over an area roughly 4 km east-west by 3.5 km north-south. Values ranged from trace amounts to 14.2 g/t gold and 73 g/t silver over 0.3 m and 7.8 g/t gold and 136 g/t silver over 2.6 m. An average of two contiguous samples ran 1.0 g/t gold and 15 g/t silver over 6.1 m and averages of three contiguous samples ran 0.5 g/t gold and 40 g/t silver over 11 m and 0.6 g/t gold, 46 g/t silver over 3.9 m. Highly anomalous values found within these horizons include 0.22 g/t gold over 10 m, 0.4 g/t gold over 4 m and 0.52 g/t gold over 6 m. Old workings developed by prospectors and small scale miners are scattered throughout the property, and these are located mainly on the higher grade portions of the structures, usually within quartz- and sulphide-rich zones.

The Company has identified this area as a target with good potential to host a near-surface, bulk tonnage precious metal deposit. Detailed surface exploration is underway and an area roughly 1.5 km by 3.5 km has been gridded. Geochemical soil and rock samples are being systematically taken from this area using the grid as control.

BERGSLAGEN DISTRICT, SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at the old Sala Mine, so the Company has staked the mine and surroundings. Identifying Sala also led to the discovery of other available silver prospects in the Bergslagen District. The Company is in the process of obtaining the historical records of all of these silver prospects for detailed study and using modern exploration methods, there is excellent potential for discovering new mineral deposits.

The Company has been granted ten licences totalling 4,255 hectares covering seven historic silver producers. Eight exploration licenses, totalling 8,120 hectares, were also staked by the Company. So far, three of the licenses have been confirmed by the Swedish Mining Inspectorate and are granted for an initial period of three years (Skalbo, Hornkullen and Kobergs), whilst the other five are pending.

The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver. In addition to Sala, world-class deposits in Bergslagen include Falun (a historic copper mine, now a world heritage site), Garpenberg (owned by Boliden AB) and Zinkgruvan (owned by Lundin Mining Corporation).

Sweden provides a combination of a highly prospective, yet a vastly under-explored country, a well established mining industry and a politically stable country. Sweden is the largest producer of most metals in the EU15 and contains 15% of the world's uranium resources. The country has seen the opening of three new mines in the last three years.

An initial field inspection of most of the Swedish license areas by the Company's qualified geologists has prioritized work in Sweden and the Company's technical staff will initially focus on the Sala, Kalvbacken, Tomtebo and Oster Silvberg historic mine areas. During July, the Company signed an airborne electromagnetic geophysical survey contract to be performed by Skytem of Denmark over the Company's Oster Silvberg, Tomtebo and Vitturn projects. As well, the Company has announced an agreement to undertake a deep penetrating pulse electromagnetic (PEM) ground geophysical survey over the Company's wholly-owned Kalvbacken and Sala properties.

During October and November, the geophysical contractors completed the EM surveys at all five properties listed above. The contractors will interpret the data and report back to the Company.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            ------------------------------------   -------------------------------------------------   ----------
                                            2006                                          2005                             2004
                            ------------------------------------   -------------------------------------------------   ----------
                              SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (167,141)    (331,322)    (253,286)    (132,873)    (145,689)    (119,661)    (164,908)    (132,504)
Other items                     28,271      (17,573)    (114,485)     (43,900)       7,026       10,687   (2,880,250)  (1,303,976)
Net income (loss)             (138,870)    (348,895)    (367,771)    (176,773)    (138,663)    (108,974)  (3,045,158)  (1,436,480)
Basic and diluted loss per
share                            (0.01)       (0.01)       (0.02)       (0.01)       (0.01)       (0.01)       (0.17)       (0.09)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital              3,429,851    3,860,172      385,889    1,054,250    1,273,872    1,590,949    1,875,047    2,258,962
Total assets                 5,576,301    5,635,460    2,211,766    2,151,926    2,300,417    2,337,830    2,464,670    5,450,179
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ------------------------------------   -------------------------------------------------   ----------

RESULTS OF OPERATIONS

During the nine months ended September 30, 2006 (the "2006 period"), the Company incurred a loss of $855,536 ($0.04 per share), a decrease in loss of $2,437,259, compared to a loss of $3,292,795 ($0.18 per share) for the nine months ended September 30, 2005 (the "2005 period"). The decrease in loss is mainly attributed to the $2,903,371 write-off of mineral resource interests recorded in the 2005 period and partially offset by the $292,516 increase in stock based compensation in the 2006 period compared to the 2005 period.

General and administrative expenses increased by $321,491 from $430,258 during the 2005 period to $751,749 during the 2006 period. Specific expenses of note are as follows:

- General exploration costs increased by $43,930, from $41,922 during the 2005 period to $85,852 during the 2006 period. During the 2006 period, the Company incurred costs relating to the review of additional property interests in Sweden and Mexico.

- Audit expense decreased by $11,039, from $14,576 during the 2005 period to $3,537 during the 2006 period. The fluctuation results from the timing of the finalization of the billings of the audits conducted on the Company's year end financial statements and extent of the auditors involvement in their review of the Company's 20-F annual reports.

- Travel and related costs decreased by $19,879, from $55,885 during the 2005 period to $36,006 during the 2006 period. In the 2005 period, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Salaries and benefits decreased by $7,967, from $23,325 during the 2005 period to $15,358 during the 2006 period. During the 2006 period, the Company recovered $18,000 (2005 - $6,000) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees increased by $10,732 from $26,888 during the 2005 period to $37,620 during the 2006 period. During the 2006 period, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $408,316 (2005 - $115,800) was recorded in the 2006 period relating to the granting of 1,108,400 (2005 - 1,151,600) stock options and the vesting of stock options granted previously.

- Investment conferences increase by $7,054, from $6,243 during the 2005 period to $13,297 during the 2006 period. During the 2006 period the Company attended an investment conference in Frankfurt, Germany.

During the 2006 period the Company reported $59,344 interest and other income compared to $31,041 during the 2005 period. Interest income of $54,333 was generated from short-term investments and other income of $5,011 from the rental of its condominium in Peru.

During the 2006 period the Company incurred $1,058,924 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $562,061 on La Trini, $477,741 on its Swedish properties and $19,122 on other properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at September 30, 2006, the Company had working capital of $3,429,851. The Company now has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles during the nine months ended September 30, 2006.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2006, the Company:

         i) incurred $26,450 (2005 - $25,195) for office rent and accounting, management and administration services provided by private corporations owned by a director of the Company;
         ii) incurred $67,000 (2005 - $58,000) for management services provided by the President of the Company. Of this amount, $32,572 (2005 - $17,775) has been capitalized as geological costs in mineral resource interests and $34,428 (2005 - $40,225) expensed as management fees; and
         iii) received $5,011 (2005 - $5,485) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $18,000 (2005 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. The Company pays $3,000 per month for such services and may be cancelled by either party on 15 days notice. During the nine months ended September 30, 2006, the Company paid $27,000 (2005 - $26,750).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at November 24, 2006, there were 25,347,597 outstanding common shares and 2,260,000 stock options outstanding and exercisable with exercise prices ranging from $0.30 to $0.62 per share and expiring between April 8, 2008 and September 20, 2009 and 3,804,998 warrants exercisable with an exercise price of $0.80 per share and expiring between April 28, 2008 and May 17, 2008.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 28, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer